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                                                                  Exhibit 4(aj)

               [PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                       (A Prudential Financial Company)
                       ONE CORPORATE DRIVE, P.O. BOX 883
                          SHELTON, CONNECTICUT 06484]

                  [GUARANTEED RETURN OPTION PLUS II] BENEFIT
                              SCHEDULE SUPPLEMENT

ANNUITY NUMBER:  [001-0001]

EFFECTIVE DATE:  [Issue Date of the Rider]

DURATION OF A BASE GUARANTEE PERIOD:  [7 years]

DURATION OF A STEP-UP GUARANTEE PERIOD:  [7 years]

AUTOMATIC STEP-UP PERCENTAGE:  [7.0%]

DOLLAR-FOR-DOLLAR PERCENTAGE:  [0.0%]

CHARGE FOR THE RIDER: [The daily equivalent of an annual rate of [0.60%] applied to the elected Sub-accounts and the Transfer Account]

TRANSFER ACCOUNT: [Collectively, one or more AST bond portfolio Sub-accounts.] If a bond portfolio Sub-account is discontinued, we will substitute a successor Sub-account, if there is one. Otherwise, we will substitute a comparable Sub-account. We will obtain any required regulatory approvals prior to substitution of the Sub-account.

BENCHMARK INDEX: [Barclays Capital Fixed Maturity Zero Coupon Swap Index]. If this Benchmark Index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise, we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

BENCHMARK INDEX INTEREST RATE: [The interest rate that is set with reference to the Benchmark Index]

DISCOUNT RATE ADJUSTMENT:  [2.5%]

DISCOUNT RATE MINIMUM:  [

  Month   Minimum      Month   Minimum      Month   Minimum
  -----   -------      -----   -------      -----   -------
    1      3.00%         9      2.33%        17      1.67%
    2      2.92%         10     2.25%        18      1.58%
    3      2.83%         11     2.17%        19      1.50%
    4      2.75%         12     2.08%        20      1.42%
    5      2.67%         13     2.00%        21      1.33%
    6      2.58%         14     1.92%        22      1.25%
    7      2.50%         15     1.83%        23      1.17%
    8      2.42%         16     1.75%        24      1.08%
                                             25+     1.00%
]

SCH-GRO(11/09)                       1

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                  [GUARANTEED RETURN OPTION PLUS II] BENEFIT
                        SCHEDULE SUPPLEMENT (CONTINUED)

                         TRANSFER CALCULATION FORMULA

[The following are the Terms and Definitions referenced in the Transfer Calculation Formula:

    .  AV is the current Account Value of the Annuity

    . V\\V\\ is the current Account Value of the elected Sub-accounts of the Annuity

    . V\\F\\ is the current Account Value of the elected Fixed Rate Options of the Annuity

    .  B is the total current value of the Transfer Account

    . C\\l\\ is the lower target value; it is established on the Effective Date and is not changed for the life of the guarantee

    . C\\t\\ is the middle target value; it is established on the Effective Date and is not changed for the life of the guarantee

    . C\\u\\ is the upper target value; it is established on the Effective Date and is not changed for the life of the guarantee

    .  T is the amount of a transfer into or out of the Transfer Account

For both the Base Guarantee and Step-Up Guarantee, if any,

    . G\\i\\ is the Base Guarantee Amount or the current Step-Up Guarantee Amount, respectively.

    . N\\i\\ is the number of days until the end of the Base Guarantee Period or current Step-Up Guarantee Period, respectively.

    . d\\i\\ is the discount rate associated with the number of days until the end of the Base Guarantee Period or the current Step-Up Guarantee Period, respectively. The discount rate is determined by taking the greater of the Benchmark Index Interest Rate less the Discount Rate Adjustment, and the Discount Rate Minimum. The applicable term that determines the Benchmark Index Interest Rate is the same as the number of days remaining until the end of the applicable Guarantee Period. If no Benchmark Index Interest Rate is available for such term, the nearest available term will be used. The Discount Rate Minimum is determined based on the number of months since the Effective Date.

The formula, which is set on the Effective Date and is not changed while this Rider is in effect, determines, on each Valuation Day, when a transfer is required:

The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of the Base Guarantee Period or Step-Up Guarantee Period. We call the greatest of these values the "current liability (L)."

       L = MAX (L\\i\\), where L\\i\\ = G\\i\\ / (1 + d\\i\\)/(N/\\i\\//365)/.

Next the formula calculates the following formula ratio (r):

       r = (L - B) / (V\\V\\ + V\\F\\).

SCH-GRO(11/09)                       2

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                  [GUARANTEED RETURN OPTION PLUS II] BENEFIT
                        SCHEDULE SUPPLEMENT (CONTINUED)

                   TRANSFER CALCULATION FORMULA (Continued)

If the formula ratio exceeds an upper target value, then Account Value will be transferred to the bond portfolio Sub-account associated with the current liability, subject to the 90% Cap Rule. If, at the time we make a transfer to the bond portfolio Sub-account associated with the current liability, there is Account Value allocated to a bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that bond portfolio Sub-account to the bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the Transfer Account if r > C\\u\\ and if transfers have not been suspended due to the 90% Cap Rule. Assets in the elected Sub-accounts and Fixed Rate Options, if applicable, are transferred to the Transfer Account in accordance with the Transfer provisions of the Rider.

The transfer amount is calculated by the following formula:

          T = {Min(MAX(0,(.90 * (V\\V\\ + V\\F\\ + B)) - B), [L - B - (V\\V\\ +
          V\\F\\) * C\\t\\] / (1 - C\\t\\))}

If the formula ratio is less than a lower target value and there are assets in the Transfer Account, then the formula will transfer assets out of the Transfer Account and into the elected Sub-accounts.

The formula will transfer assets out of the Transfer Account if r < C\\l\\ and B > 0.

The transfer amount is calculated by the following formula:

          T = {Min(B, - [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))}

If, following a transfer to the elected Sub-accounts, there are assets remaining in a bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that bond portfolio Sub-account to the bond portfolio Sub-account associated with the current liability.

90% Cap Rule: If, on any Valuation Day this Rider remains in effect, a transfer into the Transfer Account occurs which results in 90% of the Account Value being allocated to the Transfer Account, any transfers into the Transfer Account will be suspended even if the formula would otherwise dictate that a transfer into the Transfer Account should occur. Transfers out of the Transfer Account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the Transfer Account occurs. Due to the performance of the Transfer Account and the elected Sub-Accounts, the Account Value could be more than 90% invested in the Transfer Account.]

SCH-GRO(11/09)                       3